For period ending October 31, 2007

File number 811-8767

Exhibit 77D:

	In May 2007, the Registrants board approved a change in the non-fundamental investment policies of the following series to allow those series to invest all of their assets in the securities of other investment companies as part of a transition to a master-feeder structure:
UBS Select Prime Institutional Fund (f/k/a UBS Select Money Market Fund) and UBS Select Treasury Institutional Fund (f/k/a UBS Select Treasury Fund).